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O’Melveny & Myers llp

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OUR FILE NUMBER 911,997-999

WRITER’S DIRECT DIAL (310) 246-6824

WRITER’S E-MAIL ADDRESS akeller@omm.com
June 5, 2006
VIA EDGAR
Mr. Patrick Gilmore
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
450 Fifth St., N.W.
Washington, D.C. 20549

Re:	Emdeon Corporation
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 16, 2006
Forms 8-K filed February 23, 2006, February 28, 2006, April 18, 2006, May 2, 2006 and May 4, 2006
File No. 000-24975

Dear Mr. Gilmore:
     As we discussed last Friday, Emdeon Corporation (the “Company”) has received the Staff’s comment letter dated May 26, 2006, which requested that the Company respond to the comments set forth therein within 10 business days. In order to allow the Company to respond properly to such comments, we are requesting that the Staff extend the due date of the Company’s response letter to June 28, 2006, which is 22 business days after the date of the Staff’s comment letter.
     In evaluating this request, we ask that the Staff take into consideration that senior management of the Company is, in addition to its regular responsibilities, currently focusing on preparing stand-alone audited financial statements for the Company’s Emdeon Business Services and Emdeon Practice Services segments in connection with its exploration of a potential disposition of these businesses (as originally disclosed by the Company in February 2006 on Form 8-K). Although the Company intends to respond to the Staff’s comments as quickly as possible, particularly because most of the Staff’s comments relate to accounting matters, the Company may need some or all of the additional requested time to respond properly to the comments.

O’Melveny & Myers llp
Mr. Patrick Gilmore, Securities and Exchange Commission, June 5, 2006 — Page 2
     Based on our conversation, I understand that the Commission Staff is agreeable to this extension. Please let me know if my understanding is incorrect.
     Thank you for your consideration in this matter. Should you have any questions regarding this request, please contact me at (310) 246-6824.
Sincerely,
/s/ Allison M. Keller
Allison M. Keller
cc:     Ms. Kathleen Collins, Accounting Branch Chief